AMENDMENT TO
FUND PARTICIPATION AGREEMENT

This Amendment to Fund Participation Agreement (“Amendment”) among The Prudential Insurance Company of America (“PICA” or the “Company”), Delaware VIP Trust (the “Trust”), Delaware Management Company (the “Adviser”), and Delaware Distributors, L.P. (the “Distributor”) (collectively referred to as “Parties”), with respect to products sponsored by PICA, is made and entered into as of ____12/16/2024 ___, 2024.

WHEREAS, the Parties entered into a Fund Participation Agreement in February 2005 (the “Agreement”) relative to certain separate accounts the Company has established to serve as investment vehicles for certain variable annuity contracts and variable life insurance policies and funding agreements offered by the Company set forth on Schedule A (“Contracts”) to the Agreement;

WHEREAS, in 2022, Company delegated to Empower Annuity Insurance Company of America and Empower Life & Annuity Insurance Company of New York, as applicable (each referred to individually or collectively, as the case may be, as “Empower” or “Administrator”), certain administrative functions with respect to certain contracts issued by Company, identified in Schedule A attached to the Agreement, as well as the performance of certain obligations under the Agreement; and

WHEREAS, pursuant to Article XII, Section 12.11 of the Agreement, the Parties wish to amend the Agreement on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties agree as follows:

1.Article I, Sale of Fund Shares, of the Agreement is amended as follows:

1)Section 1.1 is deleted in its entirety and replaced with the following:

1.1.    The Distributor agrees to sell to the Company those shares of the Designated Funds that the Company orders on behalf of each Separate Account, executing such orders on a daily basis at the net asset value (and with no sales charges) next computed after receipt and acceptance by the Trust or its designee of the orders for the shares of the Designated Funds. For purposes of this Section 1.1, the Company will be designee of the Trust solely for the purpose of receiving such orders from each Separate Account and receipt by such designee will constitute receipt by the Trust, provided that the Company provides the Trust with a purchase order by 8:30 a.m. Eastern Time on the next following Business Day. “Business Day” will mean any day on which the New York Stock Exchange is open for trading and on which the Trust calculates its net asset value pursuant to the rules of the SEC. If a purchase order is received by the Trust after 8:30 a.m. Eastern Time on a Business Day, such purchase request will be considered to be received on the next following Business Day and payment by the Company for such purchase order pursuant to Section 1.2 of this Agreement will be made by the Company on the next following Business Day. The Trust may net the redemption requests it receives from the Company under Section 1.3 of this Agreement against purchase orders it receives from the Company under this Section 1.1. The Trust and the Company will be responsible for assuring their compliance with the Purchase and Redemption Order Procedures set forth in Schedule D.

2)Section 1.3 is deleted in its entirety and replaced with the following:

1.3.    The Trust agrees to redeem, upon the Company’s request, any full or fractional shares of a Designated Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt and acceptance by the Trust or its designee. For purposes of this Section 1.3, the Company will be the designee of the Trust solely for the purpose of receiving request for redemption from each Separate Account and receipt by such designee will constitute receipt by the Trust, provided that the Company provides the Trust with a redemption request by 8:30 a.m. Eastern Time on the next following Business Day. Payment for shares of any Designated Fund redeemed will be made in federal funds transmitted by wire to the Company’s account as designated by the Company in writing from time to time, by 3:00 p.m. Eastern Time on the Business Day the Trust receives notice of the redemption request for such shares from the Company. The Trust reserves the right to delay payment of redemption proceeds, but in no event may such payment be delayed longer than the period permitted under Section 22(e) of the 1940 Act. The Trust will not bear any responsibility whatsoever for the proper disbursement or crediting of redemption proceeds to individual Contract holders, the Company alone will be responsible for such action. If a redemption request is received by the Trust after 8:30 a.m. Eastern Time on a Business Day, such redemption request will be considered to be received on the next following Business Day and payment for redeemed shares will be made by the Trust on the next following Business Day. The Trust may net purchase orders it receives from the Company under Section 1.1 of this Agreement against the redemption requests it receives from the Company under this Section 1.3. The Trust and the Company will be responsible for assuring their compliance with the Purchase and Redemption Order Procedures set forth in Schedule D.

2. Article XI, Notices, of the Agreement, is amended with respect to the Company as follows:

If to the Company:
Michele Drummey
Vice President and Assistant General Counsel
Empower Annuity Insurance Company of America
8515 E. Orchard Road, Greenwood Village, CO 80111

3.In the event of a conflict between the terms of this Amendment and the Agreement, the terms of this Amendment shall control.

4.This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

5.Except as amended by this Amendment, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first referenced above.

DELAWARE VIP TRUST    THE PRUDENTIAL INSURANCE
    COMPANY OF AMERICA

By:     /s/ Daniel Geatens                By: /s/ Jonathan Kreider
Name: Daniel Geatens                     Name:     Jonathan Kreider
Title: CFO & Treasurer                    Title: As Agent for The Prudential Insurance
    Company of America

DELAWARE MANAGEMENT COMPANY

By:    /s/Susan Natalini
Name: Susan Natalini
Title: Managing Director

DELAWARE DISTRIBUTORS, L.P.

By:    /s/ Michael Q. Mahoney
Name:    Michael Q. Mahoney
Title: SVP